UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               THE OILGEAR COMPANY
                               -------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   678042 10 2
                                   -----------
                                 (CUSIP Number)

                                 Thomas J. Price
                               The Oilgear Company
                             2300 South 51st Street
                                 P.O. Box 343924
                             Milwaukee WI 53234-3924
                                 (414) 327-1700

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  678042 10 2

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  David A. Zuege

2.       Check the Appropriate Box if a Member of a Group

                  (a) [ ]                   (b) [ ]

3.       SEC Use Only

4.       Source of Funds

                  00 - The increase in the number of shares is primarily a result of an increase in vested stock options and the acquisition of shares by The Oilgear Salaried Retirement Plan, which is funded by the assets of the plan, none of which Mr. Zuege paid any consideration in connection therewith.

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)      [ ]

6.       Citizenship or Place of Organization

                  U.S.A.

         Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power

                  128,829

8.       Shared Voting Power

                  295,205

9.       Sole Dispositive Power

                  128,829

10.      Shared Dispositive Power

                  295,205


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


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  424,034

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                  [ ]

13.      Percent of Class Represented by Amount in Row (11)

                  21.48%

14.      Type of Reporting Person

                  IN























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


Item 1.           Security and Issuer.
------            -------------------

Name of Issuer and Address of Principal Executive Offices:

                  The Oilgear Company
                  2300 South 51st Street
                  P.O. Box 343924
                  Milwaukee WI 53234-3924

Security to Which This Statement Relates:

                  Common Stock, $1.00 Par Value


Item 2.           Identity and Background.
------            -----------------------

(a)-(c).          David A. Zuege
                  President and Chief Executive Officer
                  c/o The Oilgear Company
                  2300 South 51st Street
                  P.O. Box 343924 Milwaukee, WI 53234-3924


(d) and (e). During the last five years, Mr. Zuege has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Mr. Zuege is a U.S. citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         See Item 4 on the Cover Page.


Item 4.  Purpose of the Transaction.
------   --------------------------

         Mr. Zuege formally reported his ownership on a Schedule 13G as permitted under Rule 13d-1. In preparing the amendment to his Schedule 13G to update his holdings, Mr. Zuege became aware that he was considered, for Section 13(d) purposes, the beneficial owner of more than 20% of the common stock of The Oilgear Company. Consequently, this Schedule 13D is being filed to report his beneficial ownership of more than 20% of the common stock of The Oilgear Company. Mr. Zuege has no plans or proposals which would result in the acquisition or disposition of the common stock of The Oilgear Company or any other action which is enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) and (b). As of December 31, 2003, The Oilgear Company had outstanding 1,957,898 shares of common stock. As of such date, Mr. Zuege had sole voting and dispositive power with respect to 128,829 shares (including options to purchase 16,023 shares exercisable currently or within 60 days after December 31, 2003, 76,681 shares allocated to Mr. Zuege's account in The Oilgear Savings Plus Plan (401(k) plan) and 9,612 shares allocated to Mr. Zuege's account in The Oilgear Company Stock Retirement Plan). Additionally, as of such date, Mr. Zuege had shared voting and dispositive power with respect to 295,205 shares (includes 58,650 shares held by the Oilgear Ferris Foundation, Inc., a private charitable foundation funded by The Oilgear Company, and 236,555 shares held in the Oilgear Salaried Retirement Plan as to each of which Mr. Zuege shares voting and investment power with another officer of The Oilgear Company). Shares of the common stock of The Oilgear Company currently outstanding which are considered beneficially owned by Mr. Zuege represent 21.48% of the currently outstanding shares.

(c). Except for any routine purchases of shares by The Oilgear Savings Plus Plan, Mr. Zuege has not engaged in any transactions within the past
60 days.

(d). None.

(e). Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         None


Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         None


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


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 24, 2004


                                                    /s/ David A. Zuege
                                                    ----------------------------
                                                    David A. Zuege

























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